SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2.

(Amendment No. 2)*

International Coal Group, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
45928H106
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45928H106	13G	Page 2 of 9 pages

(1)	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		0%
(12)	Type of Reporting Person (See Instructions)		IA

CUSIP No. 45928H106	13G	Page 3 of 9 pages

(1)	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		0%
(12)	Type of Reporting Person (See Instructions)		IN/HC

CUSIP No. 45928H106	13G	Page 4 of 9 pages

(1)	Names of Reporting Persons	BRIAN KATZ KLEIN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		0%
(12)	Type of Reporting Person (See Instructions)		IN/HC

CUSIP No. 45928H106	13G	Page 5 of 9 pages

(1)	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		0%
(12)	Type of Reporting Person (See Instructions)		PN

CUSIP No. 45928H106	13G	Page 6 of 9 pages

Item 1(a).    Name of Issuer:

International Coal Group, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

Item 2(a).    Names of Persons Filing:

Steelhead Partners, LLC (“Steelhead”)

James Michael Johnston

Brian Katz Klein

Steelhead Navigator Master, L.P. (“Steelhead Navigator”)

Item 2(b).    Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person other than Steelhead Navigator is:

333 108th Avenue NE, Suite 2010

Bellevue, WA  98004

The principal business office of Steelhead Navigator is:

c/o Citco Fund Services (Bermuda) Limited

Mintflower Place, 4th Floor

8 Par-La-Ville Road

Hamilton, HM 08 Bermuda

Item 2(c).     Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).    Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e).     CUSIP Number:

45928H106

Item 3.         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 45928H106	13G	Page 7 of 9 pages

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
☐	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution on accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.         Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

The securities previously reported on this Schedule as beneficially owned by Steelhead (the “Securities”) were held by and for the benefit of Steelhead Navigator and certain other client accounts.  Steelhead, as the investment manager of Steelhead Navigator and of those other client accounts, and the sole member of Steelhead Navigator’s general partner, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may have been deemed to beneficially own the Securities held by Steelhead Navigator and such other client accounts for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), insofar as they may have been deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein was, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaimed beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might have been deemed the “beneficial owners” of some or all of the Securities insofar as they may have been deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals was, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

On June 20, 2011 the issuer filed a Form 15-12B with the Securities and Exchange Commission to deregister its common stock.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following  [X].  Steelhead,  James Michael Johnston, Brian Katz Klein and Steelhead Navigator.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 45928H106	13G	Page 8 of 9 pages

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.       Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012	STEELHEAD PARTNERS, LLC By: /s/ Brent Binge Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent Binge Brent Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent Binge Brent Binge, Attorney-In-Fact for Brian Katz Klein

CUSIP No. 45928H106	13G	Page 9 of 9 pages

Item 10.       Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012	STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel

EXHIBIT LIST

Exhibit A                     Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 9, 2012	STEELHEAD PARTNERS, LLC By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent Binge Brent Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent Binge Brent Binge, Attorney-In-Fact for Brian Katz Klein